UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

Name of issuer: Truth and Treason, LLC

Legal status of issuer
      Form: Limited Liability Corporation
      Jurisdiction of Incorporation/Organization: Utah
      Date of organization: Feb 27, 2017

Physical address of issuer: PO Box 113, Provo UT 84603

Website of issuer: https://invest.angel.com/truth

Is there a co-issuer? No

Name of intermediary through which the Offering will be conducted: VAS Portal, LLC

CIK number of intermediary: 0001749383

SEC file number of intermediary: 007-00165

CRD number, if applicable, of intermediary: 298941

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

> 5% of the amount actually raised to be paid in cash, and such number of securities of the same class as offered under this offering equal to 5% of the total number issued in this offering, and reimbursement for any expenses incurred by the intermediary for third-service providers in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

> None

Type of security offered: Preferred Units

Target number of securities to be offered: 500,000
Price (or method for determining price): $1

Target offering amount: $500,000

Oversubscriptions accepted:
- ● Yes
- ☐ No

Oversubscriptions will be allocated:
- ☐ Pro-rata basis
- ● First-come, first-served basis
- ☐ Other – provide a description:

Maximum offering amount (if different from target offering amount): $5,000,000

Deadline to reach the target offering amount: Nov 22, 2022 ("Target Offering Deadline")

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 0

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	785,094	765,753
Cash & Cash Equivalents	226,954	227,528
Accounts Receivable	33,148	11,377
Debt	214,419[1]	214,419
Revenues/Sales	0	0
Cost of Goods Sold	558,140[2] Capitalized	538,225[3] Capitalized
Taxes Paid	-	-
Net Income	(2,430)	(134)

The jurisdictions in which the issuer intends to offer the Securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, PR, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY.

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[1] Subsequent indebtedness has been incurred, see section 24 for more details
[2] the Cost of Goods Sold has been capitalized as we incur costs.
[3] the Cost of Goods Sold has been capitalized as we incur costs.

OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management, and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer: Truth and Treason, LLC

ELIGIBILITY

2. ☒ Check this box to certify that all of the following statements are true for the issuer:
   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? Yes ☐ No ☒

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Director:	Principal Occupation:	Main Employer:	Dates of Service:
Russ Kendall	Producer, Owner	Kaleidoscope Media & Entertainment, Inc	Dec 2002 to present
	Manager(indirectly through Maya Films, LLC)	Truth and Treason, LLC	Feb 2017 to present
Matt Whitaker	Owner, Director, Writer	Movie Line Productions, Inc	Jan 2000 to present
	Manager(indirectly through InTime Productions, LLC)	Truth and Treason, LLC	Feb 2017 to present

List any other employers, titles and dates of positions held during the past three years with an indication of job responsibilities:

[N/A]

OFFICERS OF THE COMPANY

5. Provide the following information about each officer and director (and any persons occupying a similar status or performing a similar function) of the issuer:

Officer:	Position:	Dates of Service:	Responsibilities:
Russ Kendall (indirectly through Maya Films, LLC)	Manager	Feb 2017 to present	Co-Management of LLC
Matt Whitaker (indirectly through InTime Productions LLC)	Manager	Feb 2017 to present	Co-Management of LLC

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Maya Films, LLC*	12,500,000 Common Units	100%
InTime Productions, LLC*	12,500,000 Common Units	100%

*Maya Films is owned by Kaleidoscope Pictures, LLC which is owned equally by Adam Andregg, Micah Merrill, and Rus Kendall. InTime Productions is owned by Movie Line Productions, Inc., which is owned wholly by Matt Whitaker.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Our objective is to produce a four-part limited series entitled Truth & Conviction (the "Series") for national and international distribution. Set at the height of Hitler's power during World War II, the Series centers on the true story of Helmuth Hübener, a sixteen-year-old boy from Hamburg, Germany who led an underground resistance movement in Nazi Germany. The story of Helmuth Hübener, has been adapted into a screenplay by Matt Whitaker and Ethan Vincent, with additional input provided by Karl-Heinz Schnibbe, a member of Helmuth Hübener's band of resistance. Matt Whitaker and Ethan Vincent granted an option to the screenplay to Kaleidoscope Pictures, LLC ("Kaleidoscope") for a perpetual term (the "Option Agreement"). Kaleidoscope owns one of our Managing Members, Maya Films, LLC, and is controlled by Russ Kendall. Pursuant to a license agreement (the "License Agreement"), Kaleidoscope has granted us a royalty-free, fully-paid-up, sublicensable, worldwide right and license to use, create derivative works of, and otherwise exploit any and all of its rights and interests arising from the Option Agreement.

The Series will be produced by Russ Kendall, Matt Whitaker, Micah Merrill, Adam Anderegg, and John Foss, and directed by Matt Whitaker. We anticipate the Series being a limited series project in the historical drama genre to be shot over nine (9) weeks in and around Vilnius, Lithuania. The production budget is anticipated to be $8,750,000. Preproduction is expected to begin immediately upon our Company's receipt of funds raised from this Regulation Crowdfunding offering and other fundraising sources sufficient to cover the production costs of the first episode of the Series. We anticipate that principal photography will take place within six months of beginning preproduction; and we expect postproduction to last approximately four months beginning immediately after completion of principal photography. We believe that the first episode of the Series will be completed in its final form, including music and color timing, within twelve months of the commencement of preproduction. We anticipate that the Series will have a total running time of approximately 240 minutes and will receive a TV-14 rating. We have partnered with Angel Studios, LLC for marketing and distribution.

The Series is expected to be produced by Russ Kendall, Matt Whitaker, Micah Merrill, Adam Anderegg, and John Foss, (the "***Producers***") and directed by Matt Whitaker. The Series' director and

Producers have extensive experience producing and writing films such as *Winter Thaw, Instrument of War, Charly, Saints and Soldiers,* and *The Work and the Glory: American Zion.*

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The interests of our controlling Members and Managers may differ from those of the holders of the Non-Development Preferred Units.

Certain of the principals that will own and produce the Series (whether directly or through entities controlled by them), are the same principals that control our Managing Members. Specifically, Russ Kendall controls both Kaleidoscope (which will own the Series and has licensed its ownership to us pursuant to the License Agreement) and Maya Films (which is one of our Managing Members), and Matthew Whitaker controls InTime (which is our other Managing Member) and Mr. Kendall and Mr. Whitaker will both serve as producers of the Series. There can be no assurance that the Managing Members (or their principals, Mr. Kendall and Mr. Whitaker) will take any action to protect the interests of the Non-Development Preferred Unitholders or refrain from taking any action that may harm the interests of the Non-Development Preferred Unitholders. For example, the Managing Members may take action or fail to take action in a manner that harms the interests of the Company under the License Agreement whereby Kaleidoscope has granted the Company a royalty-free, fully paid-up, sublicensable, worldwide right and license to use creative derivative works from the Series. Additionally, certain of our Managing Members or their principals have loaned money to us (See Section 24) and there can be no assurance that they will not call for repayment of those loans or otherwise enforce the terms thereof in a manner that will not materially and adversely affect our financial condition. Furthermore, the Managing Members own all of our common units, which are the only of our membership units with voting rights (the "Common Units"), and the Non-Development Preferred Unitholders will not have any control over the Company or its operations. There can be no assurances that the interests of our controlling Members, our Common Unit holders and those of our management team will not conflict with the interests of the holders of our Non-Development Preferred Units in a manner that will lead to a material adverse impact on the holders of the Non-Development Preferred Units. Given the affiliate transactions and the lack of voting rights, the holders of the Non-Development Preferred Units would have limited recourse in such an event.

Our rights to the Series are limited by the Licensing Agreement which in turn is subject to certain objection rights at the discretion of Kaleidoscope.

Kaleidoscope owns the rights to the Series and our rights are subject to, and limited by, the License Agreement we have entered with Kaleidoscope. Under the License Agreement, we have assigned our rights in derivative works relating to the Series to Kaleidoscope and Kaleidoscope has the right to object to any of our use of the license and we must resolve any such objections to the satisfaction of Kaleidoscope. There can be no assurance that Kaleidoscope will not object to any use of license agreement or that we will be able to resolve in a commercially acceptable manner or at all any such objections. Any failure to resolve such an objection in a commercially reasonable manner or at all would have a material adverse impact on our business, financial condition, results of operations and prospects as it may preclude us from producing or licensing the Series or generating any revenue therefrom. Furthermore, Kaleidoscope's rights under the Option Agreement are subject to Kaleidoscope making a required payment thereunder of $87,000. There can be no assurance that Kaleidoscope will make that payment as we do not control it and any failure to make the payment would undermine our rights to produce and distribute the Series.

In addition, our License Agreement with Kaleidoscope may be terminated by Kaleidoscope in the event of our insolvency, liquidation or bankruptcy, which may limit our recoverable assets from any bankruptcy.

There may be disputes between our controlling persons or the entities which they control

Certain parties that will own and produce the Series, including Maya Films and InTime, are controlled by the same principals that control our Managing Members. Specifically, Russ Kendall controls both Kaleidoscope and Maya Films, and Matthew Whitaker controls InTime. There can be no assurance that a dispute will not arise between our controlling persons or the entities which they control, nor can there be any assurance that any such a dispute could be resolved in a commercially reasonable manner or within a reasonable timeframe. Any dispute between our controlling persons or the entities under their control could lead to impasses in the management of our business and impact production or distribution of the Series which in turn could have a material adverse impact on our business, financial conditions, results of operations and prospects.

Our Company, which was formed solely to produce the Hübener story, began working on the project 17 years ago and was dormant from 2012 to 2016.

As is common in the movie industry, our Company was formed solely to produce a single film in 2006. The Company sought to raise a total amount of $9.9 million in late 2006 by offering Non-Development Preferred Units and Development Preferred Units. Three and one-quarter Development Preferred Units were sold to investors in 2007, raising $325,000. Using these funds, the Company engaged in various pre-production efforts during 2007, including attaching actors Haley Joel Osment (*The Sixth Sense, Secondhand Lions*) as Helmuth Hübener and Max von Sydow (*The Exorcist, Minority Report*) as Judge Karl Engert to the project and shooting promotional footage with Osment.

During 2008 through 2010, the Company revised its budget to $7 million and continued to engage in fundraising efforts, resulting in a $3.75 million commitment from two investors. Osment became unattached from the project during this period, and Freddie Highmore (*Charlie and the Chocolate Factory, August Rush*) was attached to replace him as Helmuth Hübener in 2011.

In 2012, the project was indefinitely postponed after the private equity investors withdrew their $3.75 million commitment. The Company was dormant until 2016, at which time it revised its budget to $3.75 million based on script changes and anticipated significant savings by filming in Lithuania. Freddie Highmore and the late Max von Sydow are no longer attached.

In 2022, the Company partnered with Angel Studios. We determined that a four-part limited series would be a more suitable format to tell the Hübener story. The revised Series production budget of $8,750,000 will be raised through this Offering and through a separate offering pursuant to Regulation Crowdfunding under the Securities Act (the "**Regulation Crowdfunding Offering**").

Therefore, our Company has previously unsuccessfully attempted to produce the Hübener story. We plan to again commence substantive work on the Series once we have raised sufficient funds from this Offering or from our anticipated offering of Non-Development Preferred Units in one or more private placements concurrent with this Offering, or a combination of the two, to cover production costs for the first episode of the Series. Although we believe that filming in Lithuania with proven production service provider Baltic Film Services (*Instrument of War*, *Winter Thaw*, BBC's *War & Peace*, HBO's *Chernobyl**, and the emergence of digital cinema over the past 15 years will allow us to move forward, there is no guarantee that the proceeds of this Offering will provide us with a pool of resources that will be sufficient to cover future expenses and costs of our Company. Our ultimate operations expenses and potential losses cannot be projected with certainty. There can be no assurance that expenses and losses exceeding our total resources will not occur.

*A previously filed version of this Form C listed HBO's *John Adams* as a credit the creative team, and specifically Gary Tuck, had worked on. This was an error and is being adjusted above to reflect this, this represents the most recent and accurate version of the Form C.

We will operate in a highly competitive environment.

The independent film and streaming industry is highly competitive. While figures from popular independent films and series such as *Napoleon Dynamite* and *The Chosen* are astounding, it should be noted that examples like these are statistical anomalies. Because of the inherent risks in the television and motion picture industry, as explained more fully herein, independent films and series often do not recoup their investment. Competition in the independent film and streaming industry is based on many factors. Some segments are highly competitive. In the production phase, competition will affect our ability to obtain the services of preferred performers and other creative personnel. The Series will be competing directly with other series on numerous streaming platforms such as Netflix and Hulu and indirectly with other forms of public entertainment. In addition, we will compete with numerous larger streaming production companies and distribution companies that have substantially greater resources, larger and more experienced production and distribution staff, and established histories of successful production and distribution of television series. Increased competition with respect to the costs of production and other matters could adversely impact our growth and profitability. We cannot predict the extent to which competition from new series or existing competitors raising capital could mitigate our ability to be successful and achieve a return for our investors.

We will compete in a fast-changing, unpredictable entertainment environment.

The entertainment industry in general and the streaming industry in particular are continuing to undergo significant changes, primarily due to technological developments. Although these developments have resulted in the availability of alternative and competing forms of leisure time entertainment, such technological developments have also resulted in the creation of additional revenue sources through licensing of rights to such new media, and potentially could lead to future reductions in the costs of

producing and distributing limited series. Due to the rapid growth of technology, shifting consumer tastes, and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors will have on the potential revenue from and profitability of the Series.

The entertainment industry is very speculative.

Many movies and series are released each year that are not commercially successful and fail to recoup their production costs from United States streaming distribution. If a movie or series is not an artistic or critical success or if, for any reason, it is not well-received by the public, it may be financially unprofitable. There can be no guarantee that we will obtain any revenue from the Series. There are substantial risks associated with film production, including delays, destruction or malfunction of sets or equipment, the inability of production personnel to comply with budgetary or scheduling requirements and physical destruction or damage to the filmed footage itself. Significant difficulties such as these may materially increase the cost of production or may cause the entire project to be abandoned.

There can be no guarantee that audiences will like the Series.

The ultimate profitability of any movie or series depends upon its audience appeal in relation to the cost of its production and distribution. The audience appeal of a given movie or series depends, among other things, on unpredictable critical reviews and changing public tastes and such appeal cannot be anticipated with certainty.

There is no established market for our Non-Development Preferred Units, and there are restrictions on transfers of our Non-Development Preferred Units.

There is currently no established market for our Non-Development Preferred Units and transfer of our Non-Development Preferred Units will be subject to substantial contractual and legal restrictions, including, but not limited to, rights of first refusal in favor of our Company and our Members. Prospective investors should proceed on the assumption that a public market for our Non-Development Preferred Units may not arise, and such investors may have to bear the economic risk of an investment in our Non-Development Preferred Units for an indefinite period of time. In addition, the transfer of our Non-Development Preferred Units will be restricted by our amended and restated operating agreement (the "Operating Agreement").

Cost overruns are very common in the film industry.

The costs of producing movies or series are often underestimated and may be increased by reason of factors beyond the control of the producers. Such factors may include weather conditions, illness of technical and artistic personnel, artistic requirements, labor disputes, governmental regulations, equipment breakdowns and other production disruptions. While we intend to engage production personnel who have demonstrated an ability to complete the Series within the assigned budget, the risk of the Series running over budget is always significant and may have a substantial adverse impact on the profitability of the Series. Future capital requirements depend on many factors, including our ability to successfully locate actors, the weather and the amount of time it will take to shoot and edit the Series. To the extent that the funds generated by this Offering are insufficient to fund the Series, it may be necessary to raise additional funds through equity or debt financings. Any equity or debt financings, if available at all, may be on terms that are not favorable to us. In the case of equity financings, dilution to our Members could result, and in any case such securities may have rights, preferences and privileges that are senior to those of the Non-Development Preferred Units offered herein. In the case of debt financings, the obligations related to such debt may restrict our operations, encumber our assets, and jeopardize our ability to obtain other financings. If adequate capital cannot be obtained, our business, operating results and financial

condition could be adversely affected. Domestic and foreign tax incentives are subject to revision by governing bodies and therefore may change throughout our Company's existence.

We may not be able to recoup any of the production budget using tax incentives.

The Company intends to apply for a thirty percent (30%) tax credit for shooting the Series in Lithuania. Tax incentives, though a proven means of offsetting the production budget for movies, including limited series, are granted on a project by project basis, and by meeting specific criteria. There can be no guarantee that the Series will receive the full extent of, or any, tax incentive award, credit, deduction, or offset offered by any governmental body to which the Company shall make an application. The use of any funds received will be at the sole discretion of our managing members, Maya Films, LLC, a Utah limited liability company controlled by Russ Kendall ("Maya Films"), and InTime Productions, LLC, a Utah limited liability company controlled by Matt Whitaker ("InTime", and together with Maya Films, the "Managing Members").**Many potential losses may not be covered by insurance.**

We plan to carry customary and reasonable errors and omissions insurance. We expect that the policy specifications and insured limits of these policies will be adequate and appropriate. There are, however, certain types of losses that generally are not insured. Should an uninsured loss or a loss in excess of insured limits occur, investors could lose all or a portion of the capital invested in our Company, as well as the anticipated future revenue from the Series. In such an event, we might nevertheless remain obligated for any debt or other financial obligation incurred by our Company.

Our success relies on certain key personnel and service providers.

The services of our Producers and production service providers are crucial to our success, including but not limited to Angel Studios and Baltic Film Services. The Managing Members have not previously work with Angel Studios. And although the Managing Members have successfully worked with Baltic Film Services on two film projects in the past, there is no guarantee that the outcome will again be successful. The permanent or protracted loss of any of their services could have an adverse effect on operations. In addition, our Managing Members may need to obtain and retain other experienced professionals to assist in the production of the Series, and there can be no assurance that such professionals may be obtained and retained on commercially reasonable terms or at all. While we may enter into employment or other third party contracts and take other steps to encourage the retention of our director and Producers, there can be no assurance that we will be able to retain them.

Management personnel will continue to be involved in other activities and may encounter certain conflicts of interest.

Our Managing Members will continue to be involved in other projects, and our Managing Members may acquire interests in other films and limited series. Our Managing Members may not be able to control whether any such company competes with our Company. Consequently, the continued involvement of our Managing Members in other investment activities could result in competition to our Company as well as management decisions that might not reflect the interests of our Members. In the event that a conflict arises, every effort will be made to resolve it in favor of the Company, but there can be no assurance of a beneficial result.

The interests of our controlling Members and management personnel may differ from those of the holders of the Non-Development Preferred Units.

Certain parties that will own and produce the Series, including Kaleidoscope and InTime Productions, LLC ("*InTime*"), are controlled by the same principals that control our Managing Members.

Specifically, Russ Kendall controls both Kaleidoscope and Maya Films, LLC, and Matthew Whitaker controls InTime. Furthermore, the Managing Members own all of our Common Units, which are the only of our membership units with voting rights. There can be no assurances that the interests of our controlling Members, our Common Unit holders and those of our management team will not conflict with the interests of the holders of our Non-Development Preferred Units in a manner that will lead to a material adverse impact on the holders of the Non-Development Preferred Units. Given the affiliate transactions and the lack of voting rights, the holders of the Non-Development Preferred Units would have limited recourse in such an event.

We may have to prematurely abandon the Series.

The production or distribution of the Series may be abandoned at any stage if further expenditures do not appear commercially feasible, with the resulting loss of some or all of the funds previously expended on the development, production or distribution of the Series, including funds expended in connection with the development and preproduction of the Series.

Our Company may have been administratively dissolved after its initial formation.

Our Company, organized under the laws of the State of Utah, was formed on October 17, 2006. In January 2015, we failed to file a renewal with the State of Utah, which caused the Company to be administratively dissolved. As a result of the administrative dissolution of the Company, we filed a new certificate of organization with the State of Utah on February 27, 2017, when the Company ended its dormant period. Although we have consulted the IRS about the continued use of the EIN that we received at the time of the Company's initial formation in 2006 and were advised that we may continue to use the EIN, there can be no assurance that we will not face licensure or other problems related to the administrative dissolution of the Company.

We may face liability due to the life stories portrayed.

Since the Series is partly based on the true-life stories of several individuals, there is the risk that the Company might incur liability for defamation, invasion of privacy, or other rights that relate to a person's biography, name, likeness, etc. While the Company does not anticipate such an outcome and is confident in its efforts to properly secure such underlying rights and insulate against such claims, it cannot guarantee that its efforts will prevent any lawsuit based on such legal theories by third parties or any recovery of damages thereby.

We may not secure the attachment of "Marquee" actors.

While it is generally accepted that well-known actors with "marquee" name recognition will enhance the ability to successfully distribute the Series, because of the low production budget of the Series, there is no guarantee that the Producers will be able to attract or engage actors with "marquee" value.

We may have to secure goods and services on a deferred payment basis.

The Company may arrange for services to be provided to the Company for the production and distribution of the Series for which reduced or no compensation will be initially required, it being understood that the provider of such services will be compensated by the Company for the value of such services from the cash flow of the Company in accordance with the provisions of the Company's Operating Agreement. The value of such deferrals shall be negotiated and documented by the Managing Members prior to the provision of such services to the Company. Notwithstanding the foregoing, the

Company and the Managing Members reserve the right to satisfy and/or pay all or any such deferrals ahead of any of the holders of the Preferred Units.

Competent distributors are essential for the Series to be successful.

Although The Company is confident in Angel Studios' ability to successfully market and distribute the Series, the profitable distribution of a limited series depends in large part on one or more capable and efficient distributors who are able to arrange for appropriate advertising and promotion, proper release dates, reputable streaming and other distribution venues. There can be no assurance that profitable distribution arrangements will be obtained for the Series or that the Series can or will be distributed profitably. Worldwide distribution of a limited series is a sophisticated process and subject to numerous variables outside the control of our Managing Members. Distribution agreements generally give a distributor significant flexibility in determining how a Series will be exhibited. There can be no assurance that the distributor will not limit the Series' run, limit the territories in which the Series is exhibited or otherwise fail to actively promote the Series. Any such action by the distributor could have a materially adverse effect on the economic success of the Series and revenues received by the Company.

If the Series is profitable, the investors are not paid first.

A movie or series typically goes from the producer to the distributor who in turn may sublicense it to territorial sub-distributors or exhibitors. The revenue generated by a movie or series travels this same route in reverse. The exhibitor and/or sub-distributor takes a cut and sends the balance to the distributor, who takes a cut and sends the balance to the producer. The problem for the private investors with this system is that such investors, who have had their money at risk for the longest time, are at the tail end of the revenue chain. Thus, if our Company, in negotiating a distribution deal, has to rely heavily on a participation in the Series' net profits, revenues to our Company and thus investors will be the last in line to benefit from such a revenue stream, if any.

Risks Associated with Financial Forecasts

Although we believe that any financial forecasts set forth herein are achievable, such forecasts are not to be construed as presenting the actual financial returns which will be experienced by investors. Similarly, such forecasts are not to be construed as a guarantee or promise of any type by our Company or any other person that the returns will be as depicted in the forecasts. There will be differences between the forecast and actual results because events and circumstances frequently do not occur as expected, and those differences may be material. Consequently, it is possible that you may never realize any profit from your investment.

IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN CONSIDERING THIS OFFERING, POTENTIAL INVESTORS SHOULD BE AWARE THAT THERE ARE RISKS IN ADDITION TO THOSE SET FORTH ABOVE.

Risks Related to the Company and our Business

The Company intends to distribute the film on Angel Studios, Inc.

The Company has a license agreement to distribute the film through Angel Studios' streaming platform. Distribution channels and methods can also fall out of grace with users/viewers and we may not be able to adapt quickly enough to keep momentum for the adoption of viewers of our content. There can be no assurance that Angel Studios will successfully distribute the film as contemplated by our distribution agreement with Angel Studios. Any such failure could have a material adverse impact on our business, financial condition, results of operations and prospects.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate with potential investors to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to investors prior to the Offering are attached hereto. Some of these communications may not have included proper disclaimers required for "testing the waters."

We may not generate sufficient cash flow to make distributions to you.
There is no assurance that we will ever have income sufficient to cover our expenses and have sufficient cash flow to make distributions to you. Even if we make distributions, there can be no assurance concerning the timing or amounts of the distributions. You may be required to bear the economic risk of the investment for an indefinite period of time. Ultimately, each investor's risk with respect to this offering includes the potential for a complete loss of their investment.

Our level of indebtedness and significant debt service obligations could adversely affect our financial condition or our ability to fulfill our obligations.
We have substantial indebtedness obligations (See Section 24 for details). Our level of indebtedness could have important negative consequences to you and us, including:

- we may have difficulty satisfying our obligations with respect to the outstanding indebtedness;
- we may have difficulty obtaining financing in the future for working capital, capital expenditures, acquisitions, or other purposes;
- we will need to use a substantial portion of our available cash flow to pay interest and principal on our debt, which will reduce the amount of money available to finance our operations and other business activities;
- our debt level increases our vulnerability to general economic downturns and adverse industry conditions;
- our debt level could limit our flexibility in planning for, or reacting to, changes in our business and in our industry in general;
- our leverage could place us at a competitive disadvantage compared to our competitors that have less debt; and
- our failure to comply with the restrictive covenants in our debt instruments will limit our ability to incur debt and sell assets, could result in an event of default that, if not cured or waived, could have a material adverse effect on our business or prospects.

Risks Related to the Securities and the Offering

Investors will own non-voting Preferred Units and will have no ability to control or influence the business decisions of the Company.

Investors in the offering will obtain non-voting Preferred Units. As a result, current management will continue to have control of the business decisions and operations of the Company. It is possible that management will not make successful management decisions in all cases.

Investors will experience immediate dilution from the payment to the intermediary and further dilution in the future if the Company issues additional units.

Investors will experience dilution as a result of our compensation arrangement with VAS Portal, LLC and our separate offering of Non-Development Preferred Units in one or more private placements, and may experience further dilution in the future if the Company issues additional Units.

As compensation for the intermediary services to be provided by VAS Portal, LLC in this Offering, the Company has agreed to grant VAS Portal, LLC such number of securities equal to 5% of the total number issued in the Offering. Accordingly, investors in the Offering will experience dilution with respect to their Units purchased in the Offering. Substantially concurrent with this Offering, the Company is pursuing a separate offering of up to $3,750,000 of Non-Development Preferred Units in one or more private placements, which will also cause investors in this Offering to experience dilution of their Units. Furthermore, should the Company issue any additional Units in a future offering or otherwise, investors in this Offering may experience further dilution of their Units.

VAS Portal, LLC is a sister company of Angel Studios.

Angel Studios and VAS Portal are sister companies, both owned by Harmon Ventures, LLC. Given the common ownership between VAS Portal, LLC and Angel Studios (with which we have entered into a distribution agreement and from which we have incurred a loan (See Section 24 for further details)), VAS Portal, LLC may face conflicts of interest with respect to this Offering.

The offering price of the Units may be arbitrarily determined.

The offering price of the Units has been determined without reference to book value or any objective measure of value. There can be no assurance that the offering price reflects the actual value of the Units.

There is no public market for the Preferred Units and such are subject to certain restrictions on transfer.

Investors should regard the Preferred Units as an illiquid investment. No public market for the Preferred Units exists or is likely to develop in the near future. Any resale of the Preferred Units may require the transferor to register the transferred Preferred Units under applicable state securities laws, or find an exemption therefrom.

The Preferred Units may not be transferred by any purchaser of such securities during the 1-year period beginning when the securities were issued unless such securities are transferred:

      (1) to the issuer;
      (2) to an accredited investor;
      (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

There is no guarantee of return on investment.

There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each investor should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

THE OFFERING

9. What is the purpose of this offering?

The purpose of this offering is to raise funds for the development, production, and release of a four-part limited series presently entitled Truth & Conviction.

10. How does the issuer intend to use the proceeds of this offering?

Use of Funds:	If Minimum Offering Amount Sold:	If Maximum Offering Amount Sold:
Portal Intermediary Fees:	$25,000	$250,000
Marketing and Campaign Materials:	$160,000	$100,000
Advertising Expenses:	$100,000	$350,000
Production Expenses:	$200,000	$4,100,000
Miscellaneous Expenses:	$15,000	$200,000
Total:	$500,000	$5,000,000

The above figures represent only estimated costs. This expected use of proceeds from this Offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will have broad discretion over the allocation of the net proceeds from this Offering. We may find it necessary or advisable to use the net proceeds from this Offering for other purposes, and we will have broad discretion in the application of net proceeds from this Offering. **In other words, we reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.**

11. (a) Did the issuer make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206? If so, provide copies of the materials used.

Yes, please see the following YouTube links for the videos used to present the testing the waters opportunity and the attached images (exhibits to the Form C) of the testing the waters page and images of the testing the waters Facebook ads and emails.

Date	T&C Facebook	Angel Facebook	T&C YouTube	Angel Youtube
06/01/2022	https://fb.me/e/37cKkV3KJ	https://fb.me/e/2oKtZ416m	https://youtu.be/YH26wpZK8A4	https://www.youtube.com/watch?v=Z0ebxyDLrS4
06/16/2022	https://fb.me/e/1MQ1YkjuV	https://fb.me/e/1MQ1YkjuV	https://youtu.be/dqNx9SeUITQ	n/a
06/29/2022	https://fb.me/e/3uTEyDjep	n/a	https://youtu.be/X4-vIRSeLY8	https://youtu.be/n6XQfSwqepI
07/06/2022	https://fb.me/e/nIIncwKPh	https://fb.me/e/1O3XU0gYc	https://youtu.be/pbUafAO-6Hg	https://youtu.be/pbUafAO-6Hg
07/20/2022	https://fb.me/e/eRzrhI5TG	https://fb.me/e/eusv0Xazw	https://youtu.be/_pfpUfjTzCw	https://youtu.be/gvueiUm4SrY
08/17/2022	https://fb.me/e/28rG91BFT	https://fb.me/e/nMLphnBtM	https://youtu.be/I9XAuzP1rL0	https://youtu.be/DnoBnpRwNh8
09/07/2022	https://fb.me/e/510CYPzB0	https://fb.me/e/1HeVXV7cX	https://youtu.be/5P2XCkSKaNc	https://youtu.be/37XUYwPAyBE
10/05/2022	https://fb.me/e/29fBDCBRG	https://fb.me/e/3JUQ70tZA	https://youtu.be/IMI4-QDlevA	https://youtu.be/QnOq4gXUJJQ
10/12/2022	https://fb.me/e/2YnD8EoXY	https://fb.me/e/4ZNVu341N	https://youtu.be/PY-A2Blv1-o	https://youtu.be/LM-fmu1zF-M

(b) How will the issuer complete the transaction and deliver securities to the investors?

If the offering reaches the target offering amount prior to the Target Offering Deadline, we may elect to do an initial closing of the offering and then continue to raise funds up to the maximum amount up to the Target Offering Deadline or until the maximum is raised. Upon closing, a notice will be sent to each investor confirming the amount of securities purchased. The Preferred Units will not be certificated. Investors may access their investments in their applicable VAS Portal, LLC (Angel Funding) user account.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment up to 48 hours prior to the Target Offering Deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met on the Issuers offering page.

If an investor does not cancel an investment commitment at least 48 hours prior to the Target Offering Deadline, the issuer may accept the investor's commitment by countersigning the subscription agreement, at which time the investment is Closed. After the Target Offering Deadline the investor's funds will be released to the issuer, the issuer will release the fully executed copy of the subscription agreement to the investor and the investor will receive securities in exchange for his or her investment.

If the issuer reaches the target offering amount prior to the Target Offering Deadline identified in the offering materials, it may elect to close the offering early if it provides notice about the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Where the investor does not cancel the investor's subscription 48 hours or more prior to any such new offering deadline, the issuer may accept the investor's commitment by countersigning the subscription agreement, at which time the investment is Closed. After the new offering deadline is reached, the investor's funds will be released to the issuer,the issuer will release the fully executed copy of the subscription agreement to the investor, and the investor will receive securities in exchange for his or her investment.

In the event a material change is made to the offering, investors will be required to reconfirm their investment commitment, otherwise the investor's investment commitment will be cancelled, and the committed funds will be returned.

You may cancel your investment with the above restrictions directly in your VAS Portal, LLC (Angel Funding) account by clicking on the cancel commitment button under the investment in your My Investments page.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered:

The Securities being sold are Non-Development Preferred Units (the "Non-Development Preferred Units") of Truth and Treason, LLC, a Utah limited liability company. The Company is offering up to 5,000,000 of its Non-Development Preferred Units in this Offering at a price of $1 per Non-Development Preferred Unit. The Preferred Units will have a "preferred return" of 120% of the investor's full investment before the holders of Common Units receive any profit.

Substantially concurrent with this Offering, the Company is pursuing a separate offering of its Non-Development Preferred Units pursuant to Regulation D under the Securities Act, through which the Company seeks to raise up to an additional $3,750,000.

14. Do the securities offered have voting rights? ☐ Yes ☒ No

15. Are there any limitations on any voting or other rights identified above? ☒ Yes ☐ No

      Explain: Pursuant to the Operating Agreement, the investors holding Preferred Units have limitations on their ability to transfer their interest and will not be able to vote on the decisions of the Company.

16. How may the terms of the securities being offered be modified?

In general, the Managing Members shall conduct the business of the Company. In addition, only holders of Common Units shall have voting rights, except that the following actions shall require the affirmative vote or consent of (i) Members having a majority of the Preferred Units, voting together as a separate class, and (ii) Members having a majority of the Common Units, voting together as a separate class:

(i) Any amendment to this Agreement that would diminish the economic or voting rights of the Preferred Units or a series or class of the Preferred Units;

(ii) Any amendment to this Agreement that would result in the creation of any equity securities having rights or preferences superior to all Preferred Units or a series or class of the Preferred Units with respect to distributions or on liquidation;

(iii) Any merger, consolidation, or reorganization involving the Company or any sale of all or substantially all of its assets, other than a merger or reorganization entered into solely for purposes of changing the jurisdiction of the Company;

(iv) Any sale of all or substantially all of the assets or equity interests of the Company;

(v) Any material investment into markets or industries that is not in connection with the production of the Series;

(vi) The dissolution or liquidation of the Company."

The Manager has been given the right to raise funds through equity crowdfunding. Any adjustments to this or any other Offering may be made by the Manager.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued unless such securities are transferred:

(1) to the issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Other than with respect to the matters set forth above in response to question 16, our Operating Agreement may be amended by our Managing Members and the holders of a majority of Common Units. Therefore, all of the following amendments and others may be made to the Operating Agreement without the consent of the holders of Preferred Units: (a) amending our Operating Agreement to reflect the admission or substitution of additional or successor members and transfers of Preferred Units, (b) forming, qualifying or continuing our Company as a limited liability company in all jurisdictions in which we conduct or plan to conduct business, (c) changing the name of our Company, and (d) amending terms and conditions of our Operating Agreement that do not materially affect the rights and privileges of the holders of Preferred Units.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Units	NA	25,000,000	Yes	
Development Preferred Units	NA	812,500	No	Preferred return before Common Unit distributions
Non-Development Preferred Units	NA	225,000	No	Preferred return before Common Unit distributions

The Company recently completed a membership unit split for each class of its membership units which became effective in October of 2022. All membership unit amounts disclosed herein reflect all adjustments due to the membership unit split. Common Units, Development Preferred Units and Non-Development Preferred Units are entitled to receive allocations and distributions of our profits as follows:

Subject to any limitations under governing law and other provisions in the Operating Agreement, the Company anticipates making distributions of net profits in such amounts and at such times as the Managing Members determine in the following order of priority:

First, one hundred percent (100%) to holders of Preferred Units as a group (inclusive of Development Preferred Units and Non-Development Preferred Units), on a pro rata basis, until each holder of Preferred Units has been distributed an aggregate amount equal to one hundred percent (100%) of his, her or its total capital contributions with respect to his, her or its Preferred Units, and zero percent (0%) to the holders of Common Units;

Second, one hundred percent (100%) to the holders of Preferred Units as a group, on a pro rata basis, until each holder of Preferred Units has been distributed a twenty percent (20%) priority return on the amount of his, her or its capital contributions with respect to his, her or its Preferred Units, and zero percent (0%) to the holders of Common Units;

Third, one hundred percent (100%) to the Development Preferred Units as a group, on a pro rata basis, until each holder of Development Preferred Units has been distributed an additional thirty percent (30%) priority return on the amount of his, her or its capital contributions with respect to his, her or its

Development Preferred Units and zero percent (0%) to the holders of Non-Development Preferred Units and Common Units; and

Fourth, fifty percent (50%) to the holders of Preferred Units as a group, on a pro rata basis, and fifty percent (50%) to the holders of Common Units as a group, on a pro rata basis.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The securities could be diluted by future offerings. The holders of Preferred Units do not have voting rights.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☒ No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

Because the investors in this Offering do not control the day-to-day operations of the Company, the Manager of the Company may make decisions that the investors do not approve of or that harm the interests of the investors.

Certain parties that will own and produce the Series, including Kaleidoscope Pictures, LLC ("*Kaleidoscope*") and InTime Productions, LLC ("*InTime*"), are controlled by the same principals that control our Managing Members. Specifically, Russ Kendall controls both Kaleidoscope and Maya Films, LLC, and Matthew Whitaker controls InTime. Furthermore, the Managing Members own all of our Common Units, which are the only of our membership units with voting rights. There can be no assurances that the interests of our controlling Members, our Common Unit holders and those of our management team will not conflict with the interests of the holders of our Non-Development Preferred Units in a manner that will lead to a material adverse impact on the holders of the Non-Development Preferred Units. Given the affiliate transactions and the lack of voting rights, the holders of the Non-Development Preferred Units would have limited recourse in such an event.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price of the securities has been based off the price of equivalent units sold in our most recent funding round to an independent third party. No independent appraisal of the units has been undertaken to ascertain value.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value – the amount for which the assets of the company can be sold, minus the liabilities owed. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value – this is based on an analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e, what was paid for the asset), and does not consider whether the asset has increased in value over

time. In addition, some intangible assets, such as patents, trademarks or tradenames, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach – this is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return, and so on. However, predictions of the future are not certain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist or private equity firm makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

As a minority interest holder, the investors in this offering cannot control any day-to-day decisions of the Company that might affect the value of their interest. As an investor in the Preferred Units, you will not have any rights in regard to the actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Investors in this Offering will hold minority, non-voting interests.

23. What are the risks to purchasers associated with corporation actions including:

- Additional issuances of securities;

    If additional issuances are made, the investors in this Offering may become diluted.

- Issuer repurchases of securities;

    The Company does not have the right to repurchase the securities unless the investor is attempting to transfer them.

- A sale of the issuer or of assets of the issuer; or

    Because holders of Preferred Units do not have the right to vote, the Common Unit holders may vote to sell without the investor's approval. The investors in this Offering have the right to receive a preferred return before the Common Unit holders receive any return.

- Transactions with related parties?

    As an investor in the Preferred Units, you will not have any rights in regard to the actions of the Company, including company transactions with related parties.

24. Describe the material terms of any indebtedness of the issuer:

Lender	Amount	Interest Rate	Term(s)
Kaleidoscope Pictures, LLC	$163,462.33	3.0%	Due on demand
Kaleidoscope Media & Entertainment, Inc.	$170,000.00	3.0%	Due on demand.
Movie Line Productions, Inc.	$100,000.00	3.0%	Due on demand.

An aggregate of $163,462.33 has been loaned to Truth and Treason, LLC by Kaleidoscope to provide the Company with working capital. Russ Kendall is a principal of both Kaleidoscope and Maya Films, one of the Managing Members of the Company.

A loan of up to $170,000.00 has been made to Truth and Treason, LLC by Kaleidoscope Media & Entertainment, Inc to provide the Company with working capital. Russ Kendall is a principal of both Kaleidoscope Media & Entertainment, Inc. and Maya Films, one of the Managing Members of the Company.

A loan of up to $100,000.00 has been made to Truth and Treason, LLC by Movie Line Productions, Inc. to provide the Company with working capital. Matt Whitaker is a principal of both Movie Line Productions, Inc. and InTime, one of the Managing Members of the Company.

The Company entered into a Campaign Booster Loan and Security Agreement with Angel Studios, Inc., pursuant to which Angel Studios will lend an amount up to $1,000,000 to the Company to fund the digital ad-buying for the offering, which is included in the budget estimates above. The principal amount outstanding under the loan will accrue interest at the rate of 12% per annum. The maturity date of the loan is the earlier of (a) the date that is 5 days after the Company receives funds from this Offering, and (b) the date that is 6 months after the date of the Campaign Booster Loan and Security Agreement.

25. What other exempt offerings has the issuer conducted within the past three years?

N/A

26. Was or is the issuer of any entities controlled by or under common control with the issuer party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
      (1) any director or officer of the issuer;
      (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting securities, calculated on the basis of voting power;
      (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
      (4) any immediate family member of any of the foregoing persons.

x No to all of this.

If yes, for each such transaction, disclose the following:

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes ☒ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

We are dependent on additional capital resources for our planned principal operations and are subject to significant risks and uncertainties, including the risk of failing to secure funding to operationalize our business or failing to profitably operate the business.

The Company has a limited operating history. We completed one previous offering of Development Preferred Units for $325,000 in 2007. These funds, along with a loan from Kaleidoscope for $163,462.33 were used to secure the screenplay, legal cost, location scouting and the casting and filming of promotional footage and scenes. Substantially concurrent with this Offering, the Company is pursuing a separate offering of up to $3,750,000 of Non-Development Preferred Units pursuant to Regulation D of the Securities Act, raising $225,000 to date. We have a loan from Kaleidoscope Media & Entertainment, Inc. of up to $170,000 and a loan from Movie Line Productions, Inc. of up to $100,000 to provide working capital.

Please see the attached Reviewed Financial Statements for the Company for the financials of the Company and the notes on those statements.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please see disclosed Reviewed Financial Statements.

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

      i.   in connection with the purchase or sale of any security? ☐ Yes ☒ No

      ii.   involving the making of any false filing with the Commission? ☐ Yes ☒ No

      iii.   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

      i.   in connection with the purchase or sale of any security? ☐ Yes ☒ No

      ii.   involving the making of any false filing with the Commission? ☐ Yes ☒ No

      iii.   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

      i.   at the time of the filing of this offering statement bars the person from:
            (A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☒ No
            (B) engaging in the business of securities, insurance or banking? ☐ Yes ☒ No
            (C) engaging in savings association or credit union activities? ☐ Yes ☒ No

      ii.   constitutes a final order based on a violation of law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☒ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

      i.   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☒ No

      ii.   places limitations on the activities, functions or operations of such person? ☐ Yes ☒ No

      iii.   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☒ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

      i.   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☒ No

      ii. Section 5 of the Securities Act? ☐ Yes ☒ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☒ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☒ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐ Yes ☒ No

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
      (1) any other material information presented to investors; and
      (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Perks

$250 (BTS Photo Album) – Exclusive access to behind the scenes (BTS) digital photo album - regularly updated throughout the filmmaking process

$500 (Name in Credits) – Name in the credits and all previous perks

$1,000 (Exclusive Celebrity Music Recording) – Receive an exclusive celebrity recording of music from the series.

$3,000 (Early Access) – See the episodes before they're released to the public and all previous perks

$10,000 (Zoom Call from Set) – Zoom call from the set in Lithuania with the director/producers and all previous perks

$75,000 (Signed Screenplays) – Signed combo pack of all four screenplays - signed by a producer, the director, the writer, and an actor and all previous perks

$100,000 (Join an Edit Session) – Invitation to an edit session with the director and editor at Kaleidoscope Pictures in Provo, Utah, lunch together, a tour of Angel Studios and Kaleidoscope Pictures and all previous perks. (travel, room and board not included)

$300,000 (On Set in Lithuania) – An invitation for you and a guest to come to Vilnius, Lithuania for a VIP visit on the set of T&C, lunch with the director, guided city tour of Vilnius and WWII historic sites and all previous perks (travel, room and board not included)

$500,000 (Full Screen Credit) – Full Screen Credit and all previous perks

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

invest.angel.com/truth, then navigate to the offering tab

The issuer must continue to comply with the ongoing reporting requirements until:
(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
(3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the issuer liquidates or dissolves its business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

_____

(Issuer)
By

_____

(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

_____

(Signature)

_____

(Title)

_____

(Date)